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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

452439201

(CUSIP Number)

Wayne Levin
General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
(310) 449-9200

with a copy to:

Allison Keller and Steve Camahort
O’Melveny & Myers LLP
1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90067
(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group *:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,003,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,003,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,003,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%[2]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.
[2]	Based on 21,251,916 shares of the issuer outstanding per the Company’s Form 424(b)(2) Prospectus dated September 23, 2005.

CUSIP No. 452439201

1.	Name of Reporting Person: Lions Gate Entertainment Inc.		I.R.S. Identification Nos. of above persons (entities only): 98-0183157

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,003,996[1]

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,003,996[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,003,996[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 18.98%[2]

14.	Type of Reporting Person*: CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Includes an aggregate of 571,429 shares of common stock of the issuer subject to a contract to purchase such shares between Lions Gate Entertainment Corp. and certain stockholders of the issuer entered into on September 12, 2005. The consummation of the purchase of these shares is subject to the satisfaction of certain conditions, some of which may be waived by Lions Gate Entertainment Corp. See Item 4.
[2]	Based on 21,251,916 shares of the issuer outstanding per the Company’s Form 424(b)(2) Prospectus dated September 23, 2005.

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Lions Gate Entertainment Corp., a British Columbia, Canada corporation (“LGEC” or the “Reporting Person”) and Lions Gate Entertainment Inc., a Delaware corporation (“LGEI”), to amend the Schedule 13D filed by LGEC on September 13, 2005, as amended by Amendment No. 1 to Schedule 13D, filed by LGEC and LGEI on September 21, 2005 (together, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”) of Image Entertainment, Inc., a Delaware corporation (the “Company”).
Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On October 31, 2005, the Reporting Person sent a letter to the Special Committee of the Board of Directors of the Company submitting its revised proposal to acquire 100% of the Company’s outstanding Shares (the “October 31 Letter”). In the October 31 Letter, the Reporting Person proposed, on a non-binding basis, subject to the completion of due diligence and the negotiation and execution of definitive agreements, to effect a merger transaction pursuant to which Company stockholders would receive $4.00 in cash per Share. In addition to the per share cash consideration offered pursuant to the revised proposal, the October 31 Letter also stated that the definitive merger agreement would contemplate a customary $3.5 million fee plus expense reimbursement payable to the Reporting Person in the event of termination, provisions allowing the Board of Directors of the Company to respond to a superior proposal and customary representations and warranties of both parties. The Reporting Person also stated in the October 31 Letter that it would expect to execute voting agreements with holders of Shares, which, when aggregated with those Shares held by the Reporting Person, would represent approximately 39% of the outstanding Shares.
The Special Committee of the Board of Directors of the Company on October 31 rejected the Reporting Person’s proposal and terminated the diligence period under the confidentiality agreement previously entered between the parties.
A copy of the October 31 letter has been filed as Exhibit B to this Amendment No. 2 and is specifically incorporated herein by reference, and the description herein of the October 31 Letter is qualified in its entirety by reference to such letter.
Item 7. Material to be filed as Exhibits
Exhibit A.	Agreement dated September 20, 2005 — Joint Filing of Schedule 13D.

Exhibit B.	Letter, dated October 31, 2005, of the Reporting Person to the Special Committee of the Board of Directors of the Company.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2005

Lions Gate Entertainment Corp.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Exec. VP & General Counsel Business & Legal Affairs

Lions Gate Entertainment Inc.
By:	/s/ WAYNE LEVIN
	Name:	Wayne Levin
	Title:	Secretary & General Counsel

EXHIBIT INDEX
Exhibit A.	Agreement dated September 20, 2005 — Joint Filing of Schedule 13D.

Exhibit B.	Letter, dated October 31, 2005, of the Reporting Person to the Special Committee of the Board of Directors of the Company.